Exhibit 5.1

June 25, 2019

ArQule, Inc.
One Wall Street
Burlington, MA 01803

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the offering by ArQule, Inc., a Delaware corporation (the “Company”), of up to 10,637,500 shares of the Company’s common stock, par value $0.01 (the “Shares”), including 1,387,500 shares of common stock issued upon exercise of the underwriters’ over-allotment option, pursuant to the Company’s Shelf Registration Statement on Form S-3 (File No. 333-232306) and declared effective by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), on June 24, 2019. The offering and sale of the Shares are being made pursuant to the Underwriting Agreement (the “Underwriting Agreement”), dated as of June 24, 2019, by and among the Company and SVB Leerink LLC, and RBC Capital Markets, LLC, as representatives of the several underwriters named therein.

In connection with this opinion, we have examined and relied upon copies of the Underwriting Agreement, the Registration Statement, the base prospectus that forms a part thereof and the prospectus supplement thereto related to the offering of the Shares, which prospectus supplement is dated as of June 24, 2019 and has been filed by the Company in accordance with Rule 424(b) promulgated under the Act. We also have examined instruments, documents and records which we deemed relevant and necessary for the basis of our opinion hereinafter expressed. In such examination, we have assumed (i) the authenticity of original documents and the genuineness of all signatures, (ii) the conformity to the originals of all documents submitted to us as copies, and (iii) the truth, accuracy, and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates we have reviewed.

Our opinion herein is expressed solely with respect to the General Corporation Law of the State of Delaware. As to matters governed by the laws specified in the foregoing sentence, we have relied exclusively on the latest standard compilations of such statutes and laws as reproduced in commonly accepted unofficial publications available to us. We are not members of the Bar of the State of Delaware and have not obtained any opinions of Delaware counsel.

Arnold & Porter Kaye Scholer LLP
601 Massachusetts Ave., NW | Washington, DC 20001-3743 | www.arnoldporter.com

ArQule, Inc.

June 25, 2019

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when issued and delivered by the Company against payment therefor in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and nonassessable.

This letter does not address any matters other than those expressly addressed herein. This letter speaks only as of the date hereof. We undertake no responsibility to update or supplement it after such date.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Company’s Current Report on Form 8-K relating to the offering of the Shares (the “Current Report”), which is incorporated by reference in the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Current Report and the said incorporation by reference and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act or the rules and regulations of the Commission thereunder.

Sincerely,

/s/ Arnold & Porter Kaye Scholer LLP

Arnold & Porter Kaye Scholer LLP